02/26/02 13 SEC Publications AB → Barbara Turner ☑002



02003298

3/6/02

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VR 3-7-02

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-

8-14161



FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
The O.N. Equity Sales Company

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Financial Way
(No. and Street)

Cincinnati, Ohio 45242
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Barbara A. Turner 5137946658
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG Peat Marwick, LLP
(Name — *if individual, state last, first, middle name*)

1600 PNC Center, 201 East Fifth Street Cincinnati, Ohio 45202
(Address) (City) (State) Zip Code)

CHECK ONE:

☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 22 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (7-00)

Persons who to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/20/02
SS

OATH OR AFFIRMATION

I, Barbara A. Turner, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of The O.N. Equity Sales Company, as of December 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Barbara A. Turner
Signature

Chief Operations Officer
Title

Rita J. Asbrock
Notary Public
RITA J. ASBROCK
Notary Public, State of Ohio
My Commission Expires, May 09, 2005


NOTARIAL SEAL
STATE OF OHIO

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



1600 PNC Center
201 East Fifth Street
Cincinnati, OH 45202

The Board of Directors
The O.N. Equity Sales Company:

In planning and performing our audit of the consolidated financial statements and supplemental schedules of The O.N. Equity Sales Company and subsidiaries (collectively, the Company) for the year ended December 31, 2001, we considered their internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a) and the reserve required by Rule 15c3-3(e). Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

(1) Making the quarterly securities examinations, counts, verifications and comparisons

(2) Recordation of differences required by Rule 17a-13

(3) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A





material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be, and should not be, used by anyone other than these specified parties.

KPMG LLP

Columbus, Ohio
January 18, 2002



THE O. N. EQUITY SALES COMPANY AND SUBSIDIARIES

Consolidated Financial Statements and Supplementary Data

December 31, 2001

With Independent Auditors' Report Thereon

THE O. N. EQUITY SALES COMPANY AND SUBSIDIARIES

Table of Contents

	Page
Independent Auditors' Report	1
Consolidated Statement of Financial Condition	2
Consolidated Statement of Operations	3
Consolidated Statement of Changes in Stockholder's Equity	4
Consolidated Statement of Cash Flows	5
Notes to Consolidated Financial Statements	6
Schedules:	
1 Consolidating Schedule—Statement of Financial Condition	9
2 Consolidating Schedule—Statement of Operations	10
3 Computation of Net Capital Under Rule 15c3–1	11



1600 PNC Center
201 East Fifth Street
Cincinnati, OH 45202

Independent Auditors' Report

The Board of Directors
The O. N. Equity Sales Company:

We have audited the accompanying consolidated statement of financial condition of The O. N. Equity Sales Company (a wholly owned subsidiary of The Ohio National Life Insurance Company) and subsidiaries as of December 31, 2001, and the related consolidated statements of operations, changes in stockholder's equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of The O. N. Equity Sales Company and subsidiaries at December 31, 2001, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The consolidating information in Schedules 1 and 2 is presented for purposes of additional analysis of the consolidated financial statements rather than to present the financial position and results of operations of the individual companies. The supplementary information included in Schedule 3 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. The consolidating information and other supplementary information have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

Columbus, Ohio
January 18, 2002



THE O.N. EQUITY SALES COMPANY AND SUBSIDIARIES

Consolidated Statement of Financial Condition

December 31, 2001

Assets		
Cash	$	2,602,472
ONE Fund Money Market Portfolio, at fair value, which equals cost		458,938
Accounts receivable from affiliates (notes 2 and 3)		133,266
Deferred federal income taxes (note 2)		119,130
Other assets		226,818
	$	3,540,624
Liabilities and Stockholder's Equity		
Liabilities:		
Accrued commission expense	$	275,354
Accounts payable - trade		353,581
Accounts payable - other (note 5)		125,000
Accrued bonus expense		177,689
State income taxes payable (note 2)		90,371
Other liabilities		135,678
Long-term liability (note 5)		125,000
Total liabilities		1,282,673
Stockholder's equity (note 4):		
Common stock, without par value. Authorized 40,000 shares; 33,600 shares issued and outstanding at stated value of $10 per share		336,000
Additional paid-in capital		1,054,000
Retained earnings		867,951
Total stockholder's equity		2,257,951
	$	3,540,624

See accompanying notes to consolidated financial statements,

THE O.N. EQUITY SALES COMPANY AND SUBSIDIARIES

Consolidated Statement of Operations

Year Ended December 31, 2001

Revenues:		
Income from sale of investment company shares (note 3)	$	15,391,832
Other commissions		997,433
Commissions from sale of limited partnerships		165,488
Other income		84,120
Interest income		53,242
		16,692,115
Expenses:		
Commissions (note 3)		13,462,023
Commissions to other brokers		344,503
Service contract (note 3)		790,000
Salary expense		1,034,955
Other		802,105
		16,433,586
Income before federal income tax expense		258,529
Federal income tax expense (note 2) :		
Current		44,499
Deferred		46,200
		90,699
Net income	$	167,830

See accompanying notes to consolidated financial statements.

THE O.N. EQUITY SALES COMPANY AND SUBSIDIARIES

Consolidated Statement of Changes in Stockholder's Equity

Year Ended December 31, 2001

		Common stock	Additional paid-in capital	Retained earnings	Total stockholder's equity
Balance at December 31, 2000	$	336,000	1,054,000	700,121	2,090,121
Net income		—	—	167,830	167,830
Balance at December 31, 2001	$	336,000	1,054,000	867,951	2,257,951

See accompanying notes to consolidated financial statements.

THE O.N. EQUITY SALES COMPANY AND SUBSIDIARIES

Consolidated Statement of Cash Flows

Year Ended December 31, 2001

Cash flows from operating activities:		
Net income	$	167,830
Adjustments to reconcile net income to net cash provided by operating activities:		
Changes in assets and liabilities		
Decrease in deferred taxes		46,200
Increase in accounts receivable from affiliates		(61,918)
Increase in other assets		(77,433)
Decrease in accounts payable and accrued expenses		(23,217)
Decrease in payable to affiliate		(298,243)
Decrease in long term liability		(125,000)
Net cash provided by operating activities		(371,781)
Decrease in cash and cash equivalents		(371,781)
Cash and cash equivalents at beginning of year		3,433,191
Cash and cash equivalents at end of year	$	3,061,410

See accompanying notes to consolidated financial statements.

(1) General Information and Significant Accounting Policies

The consolidated financial statements include the accounts of The O.N. Equity Sales Company (Company) and its wholly owned subsidiaries, O.N. Investment Management Company and O.N. Insurance Agency, Inc. All significant intercompany balances and transactions have been eliminated in consolidation.

The Company, which is a wholly owned subsidiary of The Ohio National Life Insurance Company (parent company or ONLIC), is registered as a broker and dealer in securities under the Securities Exchange Act of 1934. Accordingly, the Company follows the industry accounting practice of recording marketable securities owned at fair value in the consolidated statement of financial condition with related changes reflected in results of operations for the year.

The Company receives commission and fee income from sales by its registered representatives of various companies' investment company products, limited partnerships, and general securities. Fee and commission income are recognized when sales are made. Commission expense is recognized when sales are made. See note 3 concerning related party income transactions.

Management of the Company has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities as of the date of the consolidated statement of financial condition and revenues and expenses for the reporting period to prepare these consolidated financial statements in conformity with accounting principles generally accepted in the United States of America. Actual results could differ from those estimates.

For purposes of the consolidated statement of cash flows, the Company considers all short-term investments (including investments in money market mutual funds) with a maturity at date of purchase of three months or less to be cash equivalents.

The carrying amount of assets and liabilities approximates their fair value.

(2) Federal Income Taxes

The Company and its subsidiaries file a consolidated Federal income tax return with its parent company. The three companies calculate income taxes on a separate return basis. The tax benefits resulting from any operating losses by the Company which would be realized by the parent company on a consolidated return go to the benefit of the Company.

The three companies have a deferred tax asset in the amount of $119,130 comprised of a litigation settlement of $87,500 reached in 1999 and an accrual for state income taxes of $31,630. Management has determined that a deferred tax valuation allowance was not needed as of December 31, 2001 or 2000. In assessing the realization of the deferred tax asset, management considers whether it is more likely than not that the deferred tax asset will be realized. The ultimate realization of the deferred tax asset is dependent upon the generation of future taxable income during the periods the temporary differences become deductible. Management believes it is more likely than not the deferred tax asset will be realized.

The expected total Federal income tax expense computed by applying the U.S. Federal income tax rate does not differ materially from the actual total Federal income tax expense.

(Continued)

(2) Federal Income Taxes (continued)

Total Federal income tax paid was $99,111 for the year ended December 31, 2001.

As of December 31, 2001, the Company had a Federal income tax receivable of $83,748 from ONLIC which is included in accounts receivable from affiliates.

The Company had a state income tax liability of $90,371 as of December 31, 2001.

(3) Related Party Transactions

The Company has a service contract with its parent whereby the Company is billed for services, office space, equipment and materials necessary to the operation of the Company's business. Billings are determined by the Company's parent based upon the parent's judgment. There is no assurance that these costs would be similar if the Company had to obtain such services, office space, equipment and materials on its own.

The Company has a distribution agreement with Ohio National Equities, Inc. (ONEQ), an affiliate, whereby agents of ONLIC sell and distribute variable life insurance and annuity contracts of the parent. In connection with the sale of these contracts, the Company records sales loads and related commission expenses. During 2001, the sale of these contracts resulted in income from sale of investment company shares of $5,064,247 and commission expense of $4,695,657. In addition, the Company also sells shares of investment companies sponsored by unaffiliated parties.

The Company has a distribution agreement with ONEQ to distribute ONE Fund investment company shares. In connection with the sale of ONE Fund shares, the Company recorded income from the sale of these investment company shares in the amount of $168,331 during 2001.

The Company has a service contract with ONEQ whereby the Company receives $12,500 quarterly for services that the Company provides ONEQ.

(4) Net Capital

The Company, as a registered broker and dealer in securities, is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1).

Under the computation provided by the Uniform Net Capital Rule, the Company is required to maintain "net capital" equal to the greater of $50,000 or 6-2/3% of "aggregate indebtedness", as those terms are defined in the Rule. At December 31, 2001, the Company had a minimum net capital requirement of $85,512, and "aggregate indebtedness" and "net capital" of $1,282,673 and $1,526,041, respectively.

(5) Contingencies

The Company is a defendant in certain claims and legal actions arising in the ordinary course of business. In the opinion of management, after consultation with legal counsel, the ultimate disposition of these matters is not expected to have a material adverse effect on the Company's consolidated financial condition or consolidated results of operations.

(Continued)

(5) Contingencies (continued)

During 1999, a previously existing litigation matter was settled for $1,575,000. As of December 31, 2001, a liability of $250,000 remained outstanding related to this matter, of which $125,000 was a current liability and, therefore, classified as other accounts payable.

Schedule 1

THE O.N. EQUITY SALES COMPANY AND SUBSIDIARIES

Consolidating Schedule – Statement of Financial Condition

December 31, 2001

	The O.N. Equity Sales Company	O.N. Investment Management Company	O.N. Insurance Agency, Inc.	Eliminations		Consolidated
				Dr.	Cr.	
Assets						
Cash	$ 2,526,717	4,324	71,431	—	—	2,602,472
ONE Fund Money Market Portfolio, at fair value, which equals cost	384,691	74,247	—	—	—	458,938
Accounts receivable from affiliates	131,928	576	1,287	—	525	133,266
Investment in wholly-owned subsidiaries, at equity in their net assets	176,347	—	—	—	176,347	—
Deferred federal income taxes	119,130	—	—	—	—	119,130
Other assets	201,811	25,007	—	—	—	226,818
Total assets	$ 3,540,624	104,154	72,718	—	176,872	3,540,624
Liabilities and Stockholder's Equity						
Liabilities:						
Accrued commission expense	$ 275,354	—	—	—	—	275,354
Accounts payable - trade	353,581	—	—	—	—	353,581
Accounts payable - other	125,000	—	—	—	—	125,000
Accrued bonus expense	177,689	—	—	—	—	177,689
State income taxes payable	90,371	—	—	—	—	90,371
Other liabilities	135,678	—	—	—	—	135,678
Payable to affiliate	—	525	—	525	—	—
Long-term liability	125,000	—	—	—	—	125,000
Total liabilities	1,282,673	525	—	525	—	1,282,673
Stockholder's equity:						
Common stock	336,000	36,250	10,000	46,250	—	336,000
Additional paid-in capital	1,054,000	108,750	—	108,750	—	1,054,000
Retained earnings (Accumulated deficit)	867,951	(41,371)	62,718	21,347	—	867,951
Total stockholder's equity	2,257,951	103,629	72,718	176,347	—	2,257,951
	$ 3,540,624	104,154	72,718	176,872	—	3,540,624

See accompanying independent auditors' report.

Schedule 2

THE O.N. EQUITY SALES COMPANY AND SUBSIDIARIES

Consolidating Schedule – Statement of Operations

Year Ended December 31, 2001

	The O.N. Equity Sales Company	O.N. Investment Management Company	O.N. Insurance Agency, Inc.	Eliminations Dr.	Eliminations Cr.	Consolidated
Revenues:						
Income from sale of investment company shares	$ 15,356,585	—	643,316	608,069	—	15,391,832
Other commissions	997,433	—	—	—	—	997,433
Commissions from sale of limited partnerships	165,488	—	—	—	—	165,488
Other income	84,120	—	—	—	—	84,120
Interest income	50,501	2,741	—	—	—	53,242
	16,654,127	2,741	643,316	608,069	—	16,692,115
Expenses:						
Commissions	13,462,023	—	608,069	—	608,069	13,462,023
Commissions to other brokers	344,503	—	—	—	—	344,503
Service contract	790,000	—	—	—	—	790,000
Salary expense	1,034,955	—	—	—	—	1,034,955
Other	757,491	31,023	13,591	—	—	802,105
	16,388,972	31,023	621,660	—	608,069	16,433,586
Income (loss) before federal income tax	265,155	(28,282)	21,656	—	—	258,529
Federal income tax expense (benefit) :						
Current expense (benefit)	46,818	(9,899)	7,580	—	—	44,499
Deferred expense	46,200	—	—	—	—	46,200
	93,018	(9,899)	7,580	—	—	90,699
Net income (loss) before wholly-owned subsidiaries	172,137	(18,383)	14,076	—	—	167,830
Net income (loss) of wholly-owned subsudiaries	(4,307)	—	—	—	4,307	—
Net income (loss)	$ 167,830	(18,383)	14,076	608,069	612,376	167,830

See accompanying independent auditors' report.

Schedule 3

THE O.N. EQUITY SALES COMPANY AND SUBSIDIARIES

Computation of Net Capital Under Rule 15c3-1

December 31, 2001

Aggregate indebtedness:		
Accounts payable and accrued expenses, including payable to affiliate	$	1,282,673
Net capital	$	1,526,041
Minimum capital required to be maintained (greater of $50,000 or 1/15 of aggregate indebtedness of $1,282,673)		85,512
Net capital in excess of requirements	$	1,440,529
Ratio of aggregate indebtedness to net capital		0.84
Net worth:		
Common stock		336,000
Additional paid-in capital		1,054,000
Retained Earnings		867,951
Total net worth		2,257,951
Deduct:		
Non-allowable assets:		
Investment in wholly-owned unconsolidated subsidiaries and receivables from affiliates		308,275
Other assets		415,941
		724,216
Net capital before haircuts on securities positions		1,533,735
Haircuts on securities computed pursuant to Rule 15c3-1:		
Other Securities		(7,694)
Net capital	$	1,526,041

Note: There is no material difference from the Company's computation of net capital included in Part IIA of Form X-17A-5 as of December 31, 2001.

See accompanying independent auditors' report.